1

               SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                       --------------------

                           FORM 10-SB

                        Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934


                      SunVest Resorts, Inc.
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)


                Florida                         65-0693150
     ------------------------------        ------------------
     (State or Other Jurisdiction of         (I.R.S. Employer
     Incorporation or Organization)        Identification No.)


   307 South 21st Avenue, Hollywood, Florida        33020
   -----------------------------------------     ----------
     (Address of Principal Executive Offices)     (Zip Code)

                           (954) 922-6070
       ------------------------------------------------
       (Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

                                         Name of Each Exchange
      Title of Each Class                 on Which Registered
      -------------------                ---------------------
             None                                 None
      ___________________                _____________________

Securities registered under Section 12(g) of the Exchange Act:

                   Common Stock, $.02 par value
                   ----------------------------
                         (Title of Class)



[LETTERHEAD OF HIXSON, MARIN, POWELL & DESANCTIS, P.A.]



                  INDEPENDENT AUDITORS' REPORT






Board of Directors and Shareholders
Sunvest Resorts, Inc. and Subsidiaries
Hollywood, Florida



We have audited the accompanying consolidated balance sheets of Sunvest Resorts, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sunvest Resorts, Inc. and Subsidiaries, as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ HIXSON, MARIN, POWELL & DESANCTIS, P.A.
------------------------------------------
HIXSON, MARIN, POWELL & DESANCTIS, P.A.

North Miami Beach, Florida
June 15, 1999


                                 SIGNATURES

     In accordance with Section 12 of the Securiies Exchange Act of 1934, the registrant caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SUNVEST RESORTS, INC.
                                (Registrant)

December 9, 1999                By:     /S/ Herbert Hirsch
                                   _____________________________________
                                     Herbert Hirsch
                                     President and Chief
                                     Executive Officer